Name of Registrant: National HealthCare Corporation
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

April 23, 2020

Dear National HealthCare Corporation Shareowner:

Vote AGAINST Re-election of Ernest G. Burgess, III, Emil E. Hassan and W. Andrew Adams

At the May 7, 2020 National HealthCare Corporation Annual General Meeting CalPERS will be voting AGAINST Ernest G. Burgess, III, Emil E. Hassan (Nominating and Corporate Governance Committee members), and W. Andrew Adams (long-tenured director with 12 or more years of service) who are standing for re-election at the company’s 2020 Annual General Meeting. As of record date March 13, 2020, CalPERS owned approximately 30,600 shares of National HealthCare Corporation common stock. As a long-term shareowner of the company, we believe these three board members have demonstrated a lack of responsiveness to multiple CalPERS shareowner engagement requests to address board composition related to diversity.

CalPERS Governance & Sustainability Principles Advocate for Board Diversity

Consistent with the CalPERS Governance & Sustainability Principles1 we believe the board should facilitate a process that ensures a thorough understanding of the diverse characteristics necessary to effectively oversee management's execution of a long-term business strategy. Specifically, board diversity should be thought of in terms of skill sets, gender, age, nationality, race, sexual orientation, gender identity, and historically under-represented groups. Consideration should go beyond the traditional notion of diversity to include a more broad range of experience, thoughts, perspectives, and competencies to help enable effective board leadership.

Growing Evidence Diversity is Good for Business Performance

The 2015 McKinsey & Co. study, “Why Diversity Matters,” shows that companies in the top quartile for gender diversity and racial and ethnic diversity are respectively 15% and 35% more likely to have financial returns above their respective national industry median, while those in the bottom quartile are less likely to do so.2 Another report from McKinsey titled “Delivering Through Diversity” shows that companies in the top-quartile for gender diversity on executive teams were 21% more likely to outperform on profitability and 27% more likely to have superior value creation than companies in the fourth quartile. For ethnic/cultural diversity, top-quartile companies were 33% more likely to outperform on profitability.3

1 California Public Employees’ Retirement System Governance & Sustainability Principles
https://www.calpers.ca.gov/docs/forms-publications/governance-and-sustainability-principles.pdf

2 McKinsey & Company, “Why Diversity Matters,” by Vivian Hunt, Dennis Layton, and Sara Prince, January 2015.
http://www.mckinsey.com/business-functions/organization/our-insights/why-diversity-matters

3 McKinsey & Company, “Delivering through Diversity” by Vivian Hunt, Sara Prince, Sundiatu Dixon-Fyle, Lareina Yee, January 2018.
https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.

Hold Directors Accountable for Not Engaging with Shareholders

CalPERS believes Nominating and Corporate Governance Committee members, Ernest G. Burgess, III, and Emil E. Hassan, and long-tenured director, W. Andrew Adams, participate in the consideration of director nominees. These three directors can play a major role in identifying and recruiting diverse qualified directors in the director selection process. These three board members should be held accountable for repeatedly ignoring our shareowner engagements on board diversity. Shareowner engagement can strengthen oversight of companies and can be beneficial for the company and its shareowners.

Governance Concerns at National HealthCare Corporation

In addition to our request to vote AGAINST Ernest G. Burgess, III, Emil E. Hassan, and W. Andrew Adams, we would like to highlight the following governance concerns at the company:

•
Non-responsiveness to CalPERS’ requests to engage the company regarding improving its board diversity.  CalPERS’ multiple requests to engage the company starting in July 2017 and throughout 2018 and 2019 have been unanswered

•	Has a classified board
•	Board is not majority independent
•	Board chair is not independent

CalPERS will also be voting “FOR” shareowner proposal #4 regarding a Board Diversity Report filed by the New York City Comptroller.

Accountability Concerns at National HealthCare Corporation – Vote AGAINST Re-election of Ernest G. Burgess, III, Emil E. Hassan and W. Andrew Adams

We believe Nominating and Corporate Governance Committee members, Ernest G. Burgess, III, and Emil E. Hassan, and long-tenured director, W. Andrew Adams, should be held accountable for demonstrating a lack of board responsiveness to shareowners’ concerns and engagement efforts on board diversity issues. Please vote AGAINST the re-election of these three board members.

Should you have any questions please feel free to contact Todd Mattley, CalPERS Associate Investment Manager, at Engagements@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,
Simiso Nzima
Investment Director, Global Equity

CalPERS Investment Office

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.

CalPERS Public Employees’ Retirement System Shareowner Alert